Exhibit 14.1

General Policy

It is the policy of Valley Forge Composite Technologies, Inc. (VFCT) to maintain the highest level of moral, ethical and legal standards in the conduct of its business based on a fundamental belief in law, honesty, fair dealing and open competition. To support this policy VFCT has adopted this Code of Conduct to apply to all officers, director level employees and certain other designated employees and independent contractors of VFCT, including those in subsidiaries and affiliates, both domestic and foreign. Please read and save this Code of Conduct and understand that you are expected:

•	To maintain and to foster the standards of this Code of Conduct.

•	To disclose any action that comes to your attention that you believe may be inconsistent with this Code.

•	To conduct your activities on behalf of the Company in strict observance of both the letter and spirit of this Code.

VFCT will not tolerate failure to comply with this policy. Violations will be dealt with quickly and severely and may result in disciplinary action, including termination of employment. VFCT reserves the right to seek reimbursement from violators for any costs resulting from the misuse of company funds or for any financial detriment sustained by the company. Criminal prosecution may be appropriate for certain violations. You must understand that a violation of the policies in this Code, or any criminal law, may subject you to immediate dismissal.

Officers, director level employees and certain other designated employees and independent contractors will be required annually to verify in writing their compliance with this Code of Conduct. If you have questions regarding interpretation or application of the Code of Conduct, you should raise them with appropriate personnel in the office of the Chief Financial Officer or the General Counsel of VFCT. Each person subject to this Code must promptly report any actual or contemplated conduct that may constitute a violation of this Code. Appropriate personnel in financial, control and audit functions will periodically review compliance with the Code and will report any actual or potential violation to the Chief Executive Officer, the Chief Financial Officer or the General Counsel, or to the Audit Committee of the Board of Directors of the Company.

This Code of Conduct supplements but does not replace, other corporate policies prescribing ethical and legal standards of conduct, including the VFCT Code Of Ethics For CEO And Senior Financial Officers.

PERSONAL CONDUCT

General Principles

•	Conflict of Interest

A conflict of interest occurs when personal interests interfere with your ability to exercise your judgment objectively or to do your job in the best interests of VFCT. You must avoid actual or potential conflicts of interests and even the appearance of impropriety in conducting the business of the company.

•	Fraud and Theft

You must not use corporate funds or other assets for illegal or improper purposes.

You must not directly or indirectly, through fraudulent, illegal or improper actions, try to achieve financial goals, meet profit or cost cutting programs, or influence the market value of the Company's stock.

•	Improper or Illegal Influence

You must not try to improperly influence any customer, supplier, government official or employee, elected official or candidate for public office, or other party dealing with the Company.

•	Securities Laws

You must comply with securities laws. Because they are complex, they are described below.

Policy

It is not possible to describe all conduct that may constitute a violation of this Code of Conduct. Some guidelines are helpful, however, and the following activities, while not inclusive, are examples of conduct prohibited by this Code of Conduct.

1.
You must not pay or offer a payment, gift or other benefit to any elected official, government official or commercial representative that would lead a reasonable person to believe that the recipient may thereby be influenced in the conduct of his or her duties.

2.
You may not cause corporate funds to be contributed to any candidate for public office or political party, either directly or indirectly, and you may not cause corporate funds to be used to make a gift or other contribution to any government or public official unless the gift or contribution is lawful and has been approved in advance by the General Counsel of VFCT.

3.
You may not own a significant investment or hold a management position in any customer, supplier or competitor of VFCT, unless the interest or position is disclosed to and approved by VFCT's General Counsel. You may, however, own stock in a publicly-traded company, if the amount is less than five percent of that company's outstanding shares.

4.	You must not establish any undisclosed or unrecorded corporate fund or asset, or make any false entry in corporate books or other records.

5.
You must not pay or cause to be paid corporate funds with the intent or belief that any part of the payment is to be used for a purpose other than that described in the documents supporting the payment, and you may not prepare documents that would disguise a payment.

6.	You may not enter into a contract with a consultant, agent or sales representative that does not fully disclose the fees to be paid and the services to be rendered.

7.
You must not be involved in any intentional, reckless or grossly negligent conduct, whether direct or indirect or by act or omission, that causes VFCT's financial statements to be inappropriately stated, misleading or fraudulent.

8.
You must not make or give any gift, trip, loan payment, use of facilities or equipment, or other personal benefit, at VFCT's expense, to a customer, vendor or other party, unless the personal benefit is consistent with a published VFCT policy governing sale of its products to employees or customers, or all of the following conditions are met:

a.	The benefit is consistent with normal and accepted business practice;

b.
The benefit is of nominal value (not in excess of $200). This limitation shall not apply to entertainment of a customer if the entertainment is reasonable and consistent with protocol and business practices in the locale of the entertainment;

c.	Giving the benefit is not in violation of law or generally accepted ethical standards;

d.	The benefit cannot, under the surrounding circumstances, be reasonably construed as a bribe, payoff or kickback; and

e.	Public disclosure of the giving of the benefit would not embarrass VFCT, or be likely to cause legal action to be brought against it.

9.
You must not accept a gift, entertainment, trip, loan, payment, use of facilities or equipment, or other personal benefit at the expense of a customer, vendor or other party in connection with VFCT's business, unless all of the conditions in items (8)(a) through (e) are met.

INSIDER TRADING COMPLIANCE

General Principles

Federal law prohibits members of the Board of Directors, officers, employees and other insiders from purchasing or selling securities while possessing material information that has not been publicly disseminated, and also prohibits the selective disclosure of such information to others who trade based on that information.

You must comply with securities laws governing insider trading and VFCT's policy concerning securities trading. This policy is designed to promote compliance with securities laws and to protect VFCT, as well as individual directors, officers and employees, from serious liabilities and penalties that can result from violations of these laws.

Potential penalties for insider trading violations include civil fines of up to three times the profit gained or loss avoided by the trading, criminal fines of up to $1,000,000 and jail sentences of up to 10 years. In addition, if a VFCT insider violates insider trading prohibitions, VFCT as well as its directors, officers or other company managers, may be liable for a civil fine of up to the greater of $1,000,000 or three times the profit gained or loss avoided as a result of the employee's insider trading violations.

Policy

1.
No Insider Trading. If you are subject to this Code, you must not trade in the stock or other securities of any company when you know "material nonpublic information" about that company. This restriction on "insider trading" is not limited to trading in VFCT's securities. You must not trade in the securities of VFCT customers or suppliers and those with which VFCT may be negotiating major transactions, such as an acquisition, investment or sale, when you know material nonpublic information. Information that is not material to VFCT may nevertheless be material to the other company.

"Trading" includes purchases or sales of stock, bonds, debentures, options, puts, calls and other similar securities. This Code covers trades made pursuant to any investment direction under VFCT employee benefit plans as well as trades in the open market. For example, sales of stock acquired through The VFCT Company Investment and Savings Plan and discretionary transfers of plan assets into VFCT shares are covered by this Code. This policy also applies to the exercise of options with an immediate sale of shares through a broker.

2.
No Tipping. You must not pass material nonpublic information on to others or recommend to anyone the purchase or sale of securities on the basis of such information. This practice, known as "tipping," also violates securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not the insider derives any benefit from another's actions.

3.
Family Is Included. These restrictions apply to your family members and others living in your household. VFCT insiders are expected to assure that members of their immediate family and personal household comply with these restrictions. Please remember that transactions that may be necessary or seem justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to the policy.

4.
No Speculation. Because of the unique potential for abuse of material nonpublic information, VFCT's officers, director level and certain designated employees may not engage in short-term speculative transactions involving VFCT's securities. Under no circumstances may you engage in speculative trading of the Common Stock, buy or sell puts or calls or purchase VFCT securities on margin (except in connection with a permissible cashless exercise of employee stock options). Directors, officers and certain other insiders are absolutely prohibited by law from engaging in short sales.

Definition of Material Nonpublic Information.
Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. Common examples of material nonpublic information are:

•	Financial performance, especially quarterly and year-end earnings and revenues, and significant changes in financial performance or liquidity.

•	Company financial projections and strategic plans or changes in either.

•	A potential joint venture, merger, acquisition, tender offer or financing.

•	A pending, potential or other undisclosed sale of assets or disposition of a division or subsidiary.

•	The development or release of a new product or service.

•	Changes in a previously announced schedule for the development or release of a new product or service.

•	New major contracts, customers, suppliers or financing sources, or the loss of any of them.

•	Changes in management, other significant personnel changes or labor negotiations.

•	Significant changes or developments in supplies or inventory, including significant product defects.

•	Significant increases or decreases in dividends or the declaration of a stock split or the offering of additional securities.

•	Financial liquidity problems.

•	Actual or threatened significant litigation or the resolution of such litigation.

•	Updates regarding any prior disclosure that has materially changed.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of a determination of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels, e.g., by means of a press release or a statement from one of the corporation's senior officers, and enough time as elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered nonpublic until the third business day after public disclosure.

Timing of Purchases or Sales

If you wish to buy or sell VFCT Common Stock a good rule is to trade only during the period beginning two days after the release of quarterly or year-end earnings and extending through the week prior to the last week of a fiscal quarter. Even during this trading period, however, you may not trade if you are aware of any material nonpublic information.

VFCT may from time to time ask you to refrain from any stock transactions, even during the above described "window" period, because of important developments not yet disclosed to the public or other unusual circumstances.

The above information describes prohibitions on securities fraud embodied principally in Rule 10b-5 under the Securities Exchange Act of 1934 and related interpretations of that rule. There is an exception available for pre-approved formal trading plans adopted under SEC Rule 10b5-1. In addition to principles described above, which apply to each transaction by any person in possession of material nonpublic information, members of VFCT's Board of Directors and the executive officers are also subject to prohibitions on short-swing trading under Section 16(b) of the Securities Exchange Act of 1934 and the reporting requirements of Section 16(a).

Because of the legal complexity of stock trading regulations, it is recommended that you pre-clear any stock transaction, including stock option exercises and retirement plan VFCT stock transactions, with the office of the General Counsel.

RECORD KEEPING

All of VFCT's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect transactions and must conform both to applicable legal requirements and to VFCT's system of internal controls. It is the duty of all employees to comply fully with VFCT’s record keeping policy and violations of those policies shall be considered violations of this Code of Conduct.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR--COMPLIANCE PROCEDURES

All employees are encouraged to report any observed illegal or unethical behavior. It is VFCT policy not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Suspected violations of this Code of Conduct should be discussed with a supervisor or colleague. If an employee is not satisfied that the matter is being addressed, or where an employee feels it not appropriate to discuss an issue with a supervisor, the matter should be discussed with the office of the General Counsel or the office of the Chief Financial Officer.

SUMMARY
This Code of Conduct is not intended to cover every facet of the subjects addressed, since the fields are much too broad to do so. VFCT may supply you with supplemental information from time to time. If you have a specific concern or question about the topics covered in this Code, or related matters that may not be expressly covered by this Code, you should consult VFCT's General Counsel.